Bangkok Bank
ธนาคารกรุงเทพ

08000651

SEC Mail
Mail Processing
Section

FEB 01 2008

Washington, DC
106

January 21, 2008

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the unaudited financial statements for the 4th quarter and for the year 2007 that Bangkok Bank Public Company Limited reported to the Stock Exchange of Thailand (SET).

These financial results can be accessed through the following websites:

SUPPL

Stock Exchange of Thailand
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission
http://www.sec.or.th (Financial Statement/Bangkok Bank)

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Financial Results)

Please contact me if you have any questions.

Yours sincerely,
Bangkok Bank Public Company Limited

PROCESSED
FEB 14 2008
THOMSON
FINANCIAL

Kulathida Sivayathorn
Executive Vice President
Accounting and Finance Division
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

cc. Dr. Piyapan Tayanithi, Executive Vice President

ธนาคารกรุงเทพ
Bangkok Bank

SEC Mail
Mail Processing
Section
FEB 01 2008
Washington, DC
106

Ref: AFD.FA.FS 4/2551
January 21, 2008

The President
The Stock Exchange of Thailand

Dear Sir,

Re: Submission of the unaudited financial statements for the year 2007

We are pleased to submit herewith, the unaudited financial statements of the Bank, and Form F45-3 for the year ended December 31, 2007, one copy each in Thai and in English as follows:

Document No. 1	Summary Statement of Assets and Liabilities as at December 31, 2007
Document No. 2	Balance Sheet as at December 31,2007 and 2006
Document No. 3	Statements of Income for the quarters ended December 31,2007, September 30, 2007 and December 31, 2006
Document No. 4	Statements of Income for the years ended December 31, 2007 and 2006
Document No. 5	Summary of Financial Results for the 4th quarter and year ended December 31, 2007

Please be informed accordingly.

Sincerely yours,
Bangkok Bank Public Company Limited

Benjaporn Prisuwanna
SVP Financial Accounting
Act for Manager, Accounting and Finance

ธนาคารกรุงเทพ จำกัด (มหาชน) (ทะเบียนเลขที่ 0107536000374)
333 ถนนสีลม เขตบางรัก กรุงเทพฯ 10500 โทรศัพท์ 0 2685 7875 โทรสาร 0 2685 7859 www.bangkokbank.com
Bangkok Bank Public Company Limited (Registration No. 0107536000374)
333 Silom Road Bangrak Bangkok 10500 Thailand Tel. (66) 2685 7875 Fax (66) 2685 7859 www.bangkokbank.com

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 1

Summary Statement of Assets and Liabilities [1/]

C.B. 1.1

As of 31 December, 2007

ASSETS	Baht
Cash	35,655,288,355.97
Interbank and money market items	166,043,583,535.38
Securities purchased under resale agreements	10,200,000,000.00
Investment in securities, net (with obligations Baht 41,690,271,821.53)	316,340,576,423.33
Credit advances (net of allowance for doubtful accounts)	968,392,207,673.87
Accrued interest receivables	3,071,920,259.61
Properties foreclosed, net	33,785,933,570.30
Customers' liabilities under acceptances	554,290,540.54
Premises and equipment, net	30,019,778,054.25
Other assets	8,714,153,261.44
Total Assets	1,572,777,731,674.69
Customers' liabilities under unmatured bills	11,321,402,896.55
Total	1,584,099,134,571.24
LIABILITIES	
Deposits	1,267,068,373,558.17
Interbank and money market items	58,107,314,071.18
Liabilities payable on demand	5,589,614,936.55
Securities sold under repurchase agreements	-
Borrowings	42,054,722,920.90
Bank's liabilities under acceptance	554,290,540.54
Other liabilities	35,011,787,401.32
Total Liabilities	1,408,386,103,428.66
SHAREHOLDERS' EQUITY	
Paid-up share capital	
(registered share capital Baht 40,000,000,000.00)	19,088,428,940.00
Reserves and net profit after appropriation	108,851,949,549.71
Other reserves and profit and loss account	36,451,249,756.32
Total Shareholders' Equity	164,391,628,246.03
Total Liabilities and Shareholders' Equity	1,572,777,731,674.69
Bank's liabilities under unmatured bills	11,321,402,896.55
Total	1,584,099,134,571.24

Non-Performing Loans [2/] (net) for the quarter ended December 31, 2007	
(3.47% of total loans after allowance for doubtful accounts of Non-Performing Loans)	34,390,509,597.72
Required provisioning for loan loss for the quarter ended December 31, 2007	51,791,718,848.84
Actual allowance for doubtful accounts	67,029,273,958.39
Loans to related parties	28,063,099,740.33
Loans to related asset management companies	6,380,460,000.00
Loans to related parties due to debt restructuring	9,775,485,239.53
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	153,562,450,733.74
Changes in assets and liabilities this month due to the panalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act, Section	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	5,920,176,376.73
Letters of credit	35,379,011,449.80

[1/] This Summary Statement has not been reviewed or audited by Certified Public Accountant

[2/] Non-Performing Loans (gross) for the quarter ended December 31, 2007 (7.86% of total loans before allowance for doubtful accounts) 81,670,991,534.77

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 2

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

"UNAUDITED"

Baht

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	2007	2006	Increase (Decrease) %	2007	2006 (Restated)	Increase (Decrease) %
ASSETS						
CASH	35,715,065,257	33,114,861,889	7.9	35,655,288,356	33,071,895,397	7.8
INTERBANK AND MONEY MARKET ITEMS						
Domestic items						
Interest bearing	3,897,680,848	6,588,872,936	(40.8)	2,869,238,420	5,800,631,569	(50.5)
Non-interest bearing	8,751,870,341	9,034,939,467	(3.1)	8,705,343,160	9,017,081,741	(3.5)
Foreign items						
Interest bearing	159,287,865,092	134,559,898,801	18.4	149,335,319,979	133,463,138,810	11.9
Non-interest bearing	5,427,507,030	5,378,490,623	0.9	5,133,681,976	5,131,794,260	0.0
Total interbank and money market items, net	177,364,923,311	155,562,201,827	14.0	166,043,583,535	153,412,646,380	8.2
SECURITIES PURCHASED UNDER RESALE AGREEMENTS	10,200,000,000	32,000,000,000	(68.1)	10,200,000,000	32,000,000,000	(68.1)
INVESTMENTS						
Current investments, net	142,780,939,388	117,691,284,144	21.3	141,815,472,451	116,108,295,800	22.1
Long-term investments, net	168,898,965,501	173,140,398,045	(2.4)	168,569,191,818	172,861,813,810	(2.5)
Investments in subsidiaries and associated companies, net	320,905,096	220,978,269	45.2	5,955,912,155	5,909,765,219	0.8
Total investments, net	312,000,809,985	291,052,660,458	7.2	316,340,576,424	294,879,874,829	7.3
LOANS AND ACCRUED INTEREST RECEIVABLE						
Loans	1,042,074,183,949	962,070,340,884	8.3	1,035,390,963,574	958,386,141,011	8.0
Accrued interest receivable	3,093,150,919	3,240,467,424	(4.5)	3,071,920,259	3,246,006,130	(5.4)
Total loans and accrued interest receivable	1,045,167,334,868	965,310,808,308	8.3	1,038,462,883,833	961,632,147,141	8.0
Less Allowance for doubtful accounts	(63,386,788,774)	(67,034,486,914)	(5.4)	(62,916,227,881)	(66,806,255,288)	(5.8)
Less Revaluation allowance for debt restructuring	(4,082,528,019)	(4,666,815,881)	(12.5)	(4,082,528,019)	(4,666,815,881)	(12.5)
Total loans and accrued interest receivable, net	977,698,018,075	893,609,505,513	9.4	971,464,127,933	890,159,075,972	9.1
PROPERTIES FORECLOSED, NET	40,300,456,745	43,405,669,238	(7.2)	33,785,933,570	36,277,751,741	(6.9)
CUSTOMERS' LIABILITIES UNDER ACCEPTANCE	554,290,541	552,115,946	0.4	554,290,541	552,115,946	0.4
PREMISES AND EQUIPMENT, NET	30,189,111,216	31,293,255,939	(3.5)	30,019,778,054	31,120,744,926	(3.5)
ACCRUED INTEREST RECEIVABLE FROM INVESTMENTS	2,284,399,893	2,167,338,162	5.4	2,273,385,801	2,145,054,424	6.0
DERIVATIVE REVALUATION	229,172,944	4,424,817,725	(94.8)	229,208,107	4,417,517,745	(94.8)
OTHER ASSETS, NET	6,399,685,088	6,416,096,987	(0.3)	6,211,559,354	6,314,370,437	(1.6)
TOTAL ASSETS	1,592,935,933,055	1,493,598,523,684	6.7	1,572,777,731,675	1,484,351,047,797	6.0

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

"UNAUDITED"

Baht

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	2007	2006	Increase (Decrease) %	2007	2006 (Restated)	Increase (Decrease) %
LIABILITIES AND SHAREHOLDERS' EQUITY						
DEPOSITS						
Deposits in Baht	1,166,308,888,430	1,124,782,311,738	3.7	1,166,671,970,588	1,125,264,921,593	3.7
Deposits in foreign currencies	111,062,402,707	103,669,106,877	7.1	100,396,402,970	96,468,048,143	4.1
Total deposits	1,277,371,291,137	1,228,451,418,615	4.0	1,267,068,373,558	1,221,732,969,736	3.7
INTERBANK AND MONEY MARKET ITEMS						
Domestic items						
Interest bearing	16,562,820,585	12,876,064,463	28.6	16,571,671,840	12,913,318,501	28.3
Non-interest bearing	3,828,442,247	3,260,504,029	17.4	3,859,272,198	2,913,710,619	32.5
Foreign items						
Interest bearing	41,010,407,201	30,890,079,394	32.8	34,903,574,401	30,716,649,775	13.6
Non-interest bearing	2,754,732,919	2,484,590,456	10.9	2,772,795,632	2,527,591,066	9.7
Total interbank and money market items, net	64,156,402,952	49,511,238,342	29.6	58,107,314,071	49,071,269,961	18.4
LIABILITIES PAYABLE ON DEMAND	5,703,009,711	6,208,990,314	(8.1)	5,589,614,937	6,179,983,807	(9.6)
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS				-	-	
BORROWINGS						
Short-term borrowings	34,072,317,253	17,359,028,671	96.3	33,411,659,928	17,359,028,671	92.5
Long-term borrowings	8,643,062,992	9,593,236,823	(9.9)	8,643,062,992	9,593,236,823	(9.9)
Total borrowings	42,715,380,245	26,952,265,494	58.5	42,054,722,920	26,952,265,494	56.0
BANK'S LIABILITIES UNDER ACCEPTANCES	554,290,541	552,115,946	0.4	554,290,541	552,115,946	0.4
INTEREST PAYABLE	9,497,535,440	12,382,767,690	(23.3)	9,413,263,337	12,333,868,349	(23.7)
OTHER LIABILITIES	26,301,083,483	20,624,950,916	27.5	25,598,524,065	20,792,885,224	23.1
TOTAL LIABILITIES	1,426,298,993,509	1,344,683,747,317	6.1	1,408,386,103,429	1,337,615,358,517	5.3

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

"UNAUDITED"

Baht

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	2007	2006	Increase (Decrease) %	2007	2006 (Restated)	Increase (Decrease) %
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)						
SHAREHOLDERS' EQUITY						
SHARE CAPITAL						
Registered share capital						
3,998,345,000 ordinary shares of Baht 10 each	39,983,450,000	39,983,450,000	0.0	39,983,450,000	39,983,450,000	0.0
1,655,000 preferred shares of Baht 10 each	16,550,000	16,550,000	0.0	16,550,000	16,550,000	0.0
Issued and paid-up share capital						
1,908,842,894 ordinary shares of Baht 10 each	19,088,428,940	19,088,428,940	0.0	19,088,428,940	19,088,428,940	0.0
PREMIUM ON ORDINARY SHARE CAPITAL	56,346,232,013	56,346,232,013	0.0	56,346,232,013	56,346,232,013	0.0
UNREALIZED INCREMENT PER LAND APPRAISAL	10,192,264,052	10,192,264,052	0.0	10,192,264,052	10,192,264,052	0.0
UNREALIZED INCREMENT PER PREMISES APPRAISAL	6,398,380,954	7,300,915,131	(12.4)	6,398,380,954	7,300,915,131	(12.4)
FOREIGN EXCHANGE ADJUSTMENT	(1,938,656,473)	(985,608,563)	96.7	(1,492,457,931)	(599,160,311)	149.1
UNREALIZED GAINS ON INVESTMENT	13,403,432,788	8,897,587,590	50.6	13,402,527,821	8,896,238,346	50.7
UNREALIZED LOSSES ON INVESTMENT	(1,620,858,783)	(1,811,093,580)	(10.5)	(1,619,628,016)	(1,810,525,571)	(10.5)
UNREALIZED GAINS RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY TO THE PUBLIC IN EXCESS OF BOOK VALUE	45,399,683	45,399,683	0.0	-	-	
RETAINED EARNINGS						
Appropriated						
Legal reserves	12,000,000,000	11,000,000,000	9.1	12,000,000,000	11,000,000,000	9.1
Other reserves	36,500,000,000	26,500,000,000	37.7	36,500,000,000	26,500,000,000	37.7
Unappropriated	15,564,818,998	11,693,726,746	33.1	13,575,880,413	9,821,296,680	38.2
TOTAL	165,979,442,172	148,267,852,012	11.9	164,391,628,246	146,735,689,280	12.0
MINORITY INTEREST	657,497,374	646,924,355	1.6	-	-	
TOTAL SHAREHOLDERS' EQUITY, NET	166,636,939,546	148,914,776,367	11.9	164,391,628,246	146,735,689,280	12.0
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,592,935,933,055	1,493,598,523,684	6.7	1,572,777,731,675	1,484,351,047,797	6.0
OFF-BALANCE SHEET ITEMS CONTINGENCIES						
AVALS TO BILLS AND GUARANTEES OF LOANS	5,920,176,377	9,107,912,820	(35.0)	5,920,176,377	9,069,186,629	(34.7)
LIABILITY UNDER UNMATURED IMPORT BILLS	11,501,561,479	10,125,031,157	13.6	11,321,402,896	10,011,404,869	13.1
LETTERS OF CREDIT	35,765,537,365	30,533,828,784	17.1	35,379,011,450	30,172,895,593	17.3
OTHER CONTINGENCIES	983,464,483,137	737,937,228,917	33.3	979,727,794,418	735,493,250,253	33.2

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 3

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF INCOME
FOR THE QUARTERS ENDED
(UNAUDITED)

Baht

		CONSOLIDATED FINANCIAL STATEMENTS				SEPARATE FINANCIAL STATEMENTS			
		December 31, 2007	September 30, 2007	Increase (Decrease) %	December 31, 2006	December 31, 2007	September 30, 2007	Increase (Decrease) %	December 31, 2006 (Restated)
Interest and dividend income									
Interest on loans		14,825,748,286	14,546,478,625	1.9	14,904,891,999	14,719,780,445	14,458,435,099	1.8	14,871,759,989
Interest on interbank and money market items		2,064,262,528	2,072,321,342	(0.4)	2,320,686,958	1,994,577,791	2,001,567,901	(0.3)	2,307,205,019
Investments		3,022,303,654	3,323,767,469	(9.1)	3,975,314,510	3,005,990,166	3,293,348,383	(8.7)	3,952,833,383
Total interest and dividend income		19,912,314,468	19,942,567,436	(0.2)	21,200,893,467	19,720,348,402	19,753,351,383	(0.2)	21,131,798,391
Interest expenses									
Interest on deposits		6,487,376,253	6,983,716,691	(7.1)	8,289,815,453	6,410,267,375	6,905,996,711	(7.2)	8,247,194,141
Interest on interbank and money market items		773,950,019	648,106,010	19.4	363,974,390	725,764,690	613,304,256	18.3	356,971,192
Interest on short-term borrowings		92,378,191	15,436,464	498.4	402,824,774	94,640,350	18,209,489	419.7	408,002,338
Interest on long-term borrowings		354,848,757	349,115,275	1.6	377,939,855	354,848,757	349,115,275	1.6	377,939,855
Total interest expenses		7,708,553,220	7,996,374,440	(3.6)	9,434,554,472	7,585,521,172	7,886,625,731	(3.8)	9,390,107,526
Net interest and dividend income		12,203,761,248	11,946,192,996	2.2	11,766,338,995	12,134,827,230	11,866,725,652	2.3	11,741,690,865
Bad debt and doubtful accounts		1,392,168,594	1,504,345,258	(7.5)	8,507,492,209	1,300,144,589	1,396,626,868	(6.9)	8,478,764,178
Loss on debt restructuring (reversal)		89,186,812	(186,816,544)	147.7	(2,574,758,343)	89,186,812	(186,816,544)	147.7	(2,574,758,343)
Net Interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring		10,722,405,842	10,628,664,282	0.9	5,833,605,129	10,745,495,829	10,656,915,328	0.8	5,837,685,030
Non-interest income									
Gain (loss) on investments, net		(997,823,622)	(92,566,598)	(978.0)	2,394,654,113	(998,045,832)	(97,698,255)	(921.6)	1,875,672,775
Equity in undistributed net income of associated companies		3,823,601	46,249,787	(91.7)	8,917,177	-	-	-	-
Fees and service income									
Acceptances, aval and guarantees		11,162,622	24,456,228	(54.4)	36,888,288	11,162,622	24,456,228	(54.4)	36,888,288
Others		4,417,611,344	4,390,191,706	0.6	4,023,344,495	4,085,952,733	4,065,360,074	0.5	3,691,794,918
Gain on exchange, net		1,168,488,782	1,092,480,657	7.0	925,560,983	1,149,064,221	1,076,616,194	6.7	915,446,283
Gain on disposal of assets		438,194,052	342,513,807	27.9	468,331,767	438,185,397	248,489,660	76.3	469,311,829
Other income		148,478,361	96,500,870	53.9	121,607,845	139,106,757	103,895,130	33.9	120,413,693
Total non-interest income		5,189,935,140	5,899,826,457	(12.0)	7,979,304,668	4,825,425,898	5,421,119,031	(11.0)	7,109,527,786
Net interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring and non-interest income		15,912,340,982	16,528,490,739	(3.7)	13,812,909,797	15,570,921,727	16,078,034,359	(3.2)	12,947,212,816
Non-interest expenses									
Personnel expenses		3,575,940,926	3,028,381,044	18.1	3,204,798,083	3,420,698,615	2,864,273,240	19.4	3,072,492,170
Premises and equipment expenses		1,769,194,810	1,643,891,195	7.6	1,606,055,739	1,725,246,780	1,600,657,556	7.8	1,568,943,368
Taxes and duties		645,121,195	735,101,854	(12.2)	760,717,347	638,338,044	729,112,806	(12.5)	737,432,200
Fees and service expenses		1,060,664,261	876,869,607	21.0	1,022,423,785	1,048,652,882	860,789,950	21.8	1,012,248,916
Directors' remuneration		32,745,860	18,302,612	78.9	22,848,660	27,550,000	17,100,000	61.1	18,416,667
Contributions to the Financial Institutions Development Fund		1,203,544,028	1,203,557,157	(0.0)	1,161,228,644	1,203,544,028	1,203,557,157	(0.0)	1,161,228,644
Other expenses		1,559,586,464	1,384,692,747	12.6	1,417,843,765	1,538,145,771	1,345,169,367	14.3	1,371,896,355
Total non-interest expenses		9,846,797,544	8,890,796,216	10.8	9,195,916,023	9,602,176,120	8,620,660,076	11.4	8,942,658,320
Income before income tax		6,065,543,438	7,637,694,523	(20.6)	4,616,993,774	5,968,745,607	7,457,374,283	(20.0)	4,004,554,496
Income tax expenses		1,935,712,518	2,449,670,832	(21.0)	515,501,869	1,893,922,122	2,417,011,035	(21.6)	348,679,285
Income before minority interest in subsidiaries		4,129,830,920	5,188,023,691	(20.4)	4,101,491,905	4,074,823,485	5,040,363,248	(19.2)	3,655,875,211
Minority interest in net income of subsidiaries		39,939,345	34,968,894	14.2	53,686,795	-	-	-	-
Net income		4,089,891,575	5,153,054,797	(20.6)	4,047,805,110	4,074,823,485	5,040,363,248	(19.2)	3,655,875,211
Basic earnings per share	**Baht**	2.14	2.70	(20.7)	2.12	2.13	2.64	(19.3)	1.92
Weighted average number of ordinary shares	**Shares**	1,908,842,894	1,908,842,894	-	1,908,842,894	1,908,842,894	1,908,842,894	-	1,908,842,894

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 4

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(UNAUDITED)

Baht

	CONSOLIDATED FINANCIAL STATEMENTS				SEPARATE FINANCIAL STATEMENTS			
	2007	2006	Increase (Decrease)	%	2007	2006 (Restated)	Increase (Decrease)	%
Interest and dividend income								
Interest on loans	58,673,344,278	55,630,791,382	3,042,552,896	5.5	58,366,993,465	55,544,284,843	2,822,708,622	5.1
Interest on interbank and money market items	8,546,086,546	8,037,668,115	508,418,431	6.3	8,350,264,479	7,959,156,317	391,108,162	4.9
Investments	13,031,637,374	13,465,883,125	(434,245,751)	(3.2)	13,001,551,329	13,421,591,908	(420,040,579)	(3.1)
Total interest and dividend income	80,251,068,198	77,134,342,622	3,116,725,576	4.0	79,718,809,273	76,925,033,068	2,793,776,205	3.6
Interest expenses								
Interest on deposits	29,295,798,029	28,001,917,562	1,293,880,467	4.6	29,021,707,713	27,833,451,209	1,188,256,504	4.3
Interest on interbank and money market items	1,922,996,194	1,568,335,230	354,660,964	22.6	1,832,524,894	1,539,855,495	292,669,399	19.0
Interest on short-term borrowings	583,891,080	1,222,724,372	(638,833,292)	(52.2)	595,477,419	1,240,150,937	(644,673,518)	(52.0)
Interest on long-term borrowings	1,434,911,691	1,880,639,383	(445,727,692)	(23.7)	1,434,911,691	1,880,639,383	(445,727,692)	(23.7)
Total interest expenses	33,237,596,994	32,673,616,547	563,980,447	1.7	32,884,621,717	32,494,097,024	390,524,693	1.2
Net interest and dividend income	47,013,471,204	44,460,726,075	2,552,745,129	5.7	46,834,187,556	44,430,936,044	2,403,251,512	5.4
Bad debt and doubtful accounts	6,065,748,769	12,218,260,689	(6,152,511,920)	(50.4)	5,827,556,878	12,165,655,455	(6,338,098,577)	(52.1)
Loss on debt restructuring (reversal)	(486,628,742)	(2,270,450,449)	1,783,821,707	78.6	(486,628,742)	(2,270,450,449)	1,783,821,707	78.6
Net Interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring	41,434,351,177	34,512,915,835	6,921,435,342	20.1	41,493,259,420	34,535,731,038	6,957,528,382	20.1
Non-interest income								
Gain on investments, net	601,279,117	4,772,213,584	(4,170,934,467)	(87.4)	576,362,289	3,406,152,400	(2,829,790,111)	(83.1)
Equity in undistributed net income of associated companies	92,790,855	83,820,551	8,970,304	10.7	-	-	-	-
Fees and service income								
Acceptances, aval and guarantees	72,393,650	150,452,855	(78,059,205)	(51.9)	72,393,650	150,452,855	(78,059,205)	(51.9)
Others	16,621,100,305	15,528,181,450	1,092,918,855	7.0	15,555,975,771	14,511,170,205	1,044,805,566	7.2
Gain on exchange, net	4,019,839,336	3,626,746,485	393,092,851	10.8	3,960,687,329	3,575,868,382	384,818,947	10.8
Gain on disposal of assets	1,320,872,601	1,524,361,920	(203,489,319)	(13.3)	1,215,708,459	1,532,091,958	(316,383,499)	(20.7)
Other income	427,813,081	720,386,543	(292,573,462)	(40.6)	413,505,991	712,235,847	(298,729,856)	(41.9)
Total non-interest income	23,156,088,945	26,406,163,388	(3,250,074,443)	(12.3)	21,794,633,489	23,887,971,647	(2,093,338,158)	(8.8)
Net interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring and non-interest income	64,590,440,122	60,919,079,223	3,671,360,899	6.0	63,287,892,909	58,423,702,685	4,864,190,224	8.3
Non-interest expenses								
Personnel expenses	12,453,472,268	11,424,061,658	1,029,410,610	9.0	11,904,966,240	10,916,627,549	988,338,691	9.1
Premises and equipment expenses	6,476,761,688	6,219,900,075	256,861,613	4.1	6,317,111,819	6,076,780,127	240,331,692	4.0
Taxes and duties	3,051,840,794	3,034,669,307	17,171,487	0.6	2,995,544,951	2,937,077,574	58,467,377	2.0
Fees and service expenses	3,834,401,620	3,494,176,364	340,225,256	9.7	3,784,429,581	3,452,037,441	332,392,140	9.6
Directors' remuneration	96,180,350	65,713,060	30,467,290	46.4	86,950,000	58,466,667	28,483,333	48.7
Contributions to the Financial Institutions Development Fund	4,716,224,566	4,500,842,202	215,382,364	4.8	4,716,224,566	4,500,842,202	215,382,364	4.8
Loss on assets transferred to TAMC	-	2,760,855,645	(2,760,855,645)	(100.0)	-	2,760,855,645	(2,760,855,645)	(100.0)
Other expenses	5,403,837,502	6,227,651,714	(823,814,212)	(13.2)	5,263,882,189	5,950,868,176	(686,985,987)	(11.5)
Total non-interest expenses	36,032,718,788	37,727,870,025	(1,695,151,237)	(4.5)	35,069,109,346	36,653,555,381	(1,584,446,035)	(4.3)
Income before income tax	28,557,721,334	23,191,209,198	5,366,512,136	23.1	28,218,783,563	21,770,147,304	6,448,636,259	29.6
Income tax expenses	9,219,801,502	5,216,477,629	4,003,323,873	76.7	9,117,416,056	4,909,984,023	4,207,432,033	85.7
Income before minority interest in subsidiaries	19,337,919,832	17,974,731,569	1,363,188,263	7.6	19,101,367,507	16,860,163,281	2,241,204,226	13.3
Minority interest in net income of subsidiaries	120,043,805	119,976,366	67,439	0.1	-	-	-	-
Net income	19,217,876,027	17,854,755,203	1,363,120,824	7.6	19,101,367,507	16,860,163,281	2,241,204,226	13.3
Basic earnings per share Baht	10.07	9.35	0.72	7.7	10.01	8.83	1.18	13.4
Weighted average number of ordinary shares Shares	1,908,842,894	1,908,842,894	-	-	1,908,842,894	1,908,842,894	-	-

Document No. 5

Summary of financial results
for the period ended December 31, 2007

Summary of significant items in 2007

in Million Baht

Item	2007	2006	Year-on-year difference	2007 Q4	2007 Q3	Quarter-on-quarter difference
Profit before provisions and tax	33,560	31,665	1,895	7,358	8,667	(1,309)
Profit before tax	28,219	21,770	6,449	5,969	7,457	(1,122)
Income tax	9,118	4,910	4,208	1,894	2,417	(523)
Net profit	19,101	16,860	2,241	4,075	5,040	(965)
Earnings per share	10.01	8.83	1.18	2.13	2.64	(0.51)
NII	46,834	44,431	2,403	12,135	11,867	268
NIM	3.15	3.14	0.01	3.18	3.13	0.05
ROA	1.25	1.16	0.09	1.04	1.30	(0.26)
ROE	12.21	11.73	0.48	9.96	12.55	(2.59)

in Million Baht

Item	December 2007	December 2006	Year-on-year difference
Loans	1,035,391	958,386	77,005
Deposits	1,267,068	1,221,733	45,335
NPLs	81,671	89,120	(7,449)

Bangkok Bank reported a net profit of Baht 19.1 billion in 2007, an increase of Baht 2.2 billion or 13.3 percent from 2006. Profit before provisions and tax amounted to Baht 33.6 billion, an increase of 6.0 percent.

The bank's performance reflects healthy growth in loans and deposits over the past year, as well as improving quality of assets. Revenues in 2007 increased while non-interest expenses declined from the previous year.

At the end of 2007, the bank's total loans amounted to Baht 1,035.4 billion, an increase of Baht 77.0 billion or 8.0 percent from end of 2006. Deposits also increased, with growth at 3.7 percent and amounted to Baht 1,267.1 billion at the year-end. With the higher growth in loans than in deposits, the loan-to-deposit ratio increased from 78.4 percent to 81.7 percent.

In 2007, interest income increased by Baht 2.8 billion and interest expenses increased by Baht 391 million. Net interest income for 2007 therefore rose by Baht 2.4 billion to Baht 46.8 billion and net interest margin for 2007 was 3.15 percent, compared to 3.14 percent in 2006.

On the non-interest income, fees and service income rose by Baht 966 million, or 6.6 percent, to Baht 15.6 billion and gain on foreign exchange increased by Baht 385 million, or 10.8 percent, to Baht 4.0 billion. However, the net gain on investments in 2007 declined from 2006 by Baht 2.8 billion from Baht 3.4 billion to Baht 576 million, partly because of lower gain on sale of investments in equities in 2007 when compared to 2006, and partly because of impairment charge on investments in debt and equity securities in 2007 totaling Baht 1.6 billion which is higher than 2006.

Asset quality improved with non-performing loans at the end of 2007 declining by Baht 7.4 billion to Baht 81.7 billion, or 7.9 percent of total loans, compared to 9.2 percent of loans at the end of 2006. Provisions in 2007 was Baht 5.3 billion and the loan loss reserve at year-end amounted to Baht 67.0 billion. The total loan loss reserve exceeded the Bank of Thailand's requirements of Baht 51.8 billion by Baht 15.2 billion.

Shareholders' equity at the end of 2007 totaled Baht 164.4 billion. Including the profit for the second half of the year 2007, the total capital adequacy ratio and the Tier 1 capital ratio would have been approximately 15.5 percent and 12.9 percent, respectively.

In 2007, earnings per share rose from Baht 8.83 per share in 2006 to Baht 10.01

Important items on the balance sheet

Total assets

in Million Baht

Item	December 2007	December 2006	Year-on-year difference
Total assets	**1,572,778**	**1,484,351**	**88,427**
Interbank and money market items	166,044	153,413	12,631
Securities purchased under resale agreement	10,200	32,000	(21,800)
Net investments in securities	316,341	294,880	21,461
Loans	1,035,391	958,386	77,005
Net foreclosed assets	33,786	36,278	(2,492)

At the end of December 31, 2007 the bank had total assets of Baht 1,572.8 billion, an increase of Baht 88.4 billion, compared with December 31, 2006. This was primarily due to an increase in loans of Baht 77.0 billion, or 8.0 percent, to Baht 1,035.4 billion with an increase in home loans, in working capital facilities, in commercial loans as well as an increase in loans from the international branches. Investments in securities increased by Baht 21.5 billion, or 7.3 percent, to Baht 316.3 billion. With regards to liquidity management, the bank reduced its transactions in the bond repurchase market by Baht 21.8 billion, and increased the transactions in the interbank and money market by Baht 12.6 billion, or 8.2 percent, to Baht 166.0 billion. Net foreclosed assets fell by Baht 2.5 billion to Baht 33.8 billion. Foreclosed assets sold in 2007 amounted to Baht 4.8 billion.

Total liabilities

in Million Baht

Item	December 2007	December 2006	Year-on-year difference
Total liabilities	**1,408,386**	**1,337,615**	**70,771**
Deposits	1,267,068	1,221,733	45,335
Interbank and money market items	58,107	49,071	9,036
Borrowing	42,055	26,952	15,103
Other liabilities	25,598	20,793	4,805
Shareholders' equity	**164,392**	**146,736**	**17,656**

Total liabilities as of December 31, 2007, amounted to Baht 1,408.4 billion, an increase of Baht 70.8 billion compared with that at the end of 2006. Deposits rose by Baht 45.3 billion, or 3.7

percent, to Baht 1,267.1 billion. The loan to deposit ratio at the end of 2007 stood at 81.7 percent. Borrowing rose by Baht 15.1 billion to Baht 42.1 billion. This included liabilities under bills of exchange of Baht 33.4 billion. Liabilities under interbank and money market transactions rose by Baht 9.0 billion to Baht 58.1 billion.

Shareholders' equity, as of December 31, 2007, totaled Baht 164.4 billion, an increase of Baht 17.7 billion, or 12.0 percent, from the amount at the end of 2006.

Classified loans and loan loss reserves

Classified loans and loan loss reserves from loan classifications

in Million Baht

	Loans & Accrued Interest Receivable*			Amount of Reserves Required by BOT**		
	December 2007	September 2007	December 2006	December 2007	September 2007	December 2006
Normal	937,199	887,144	860,294	4,137	3,989	4,579
Special Mentioned	19,570	22,499	12,193	191	205	104
Substandard	9,410	9,138	11,185	3,148	2,897	5,040
Doubtful	9,951	11,280	18,771	3,787	4,121	8,621
Doubtful of Loss	62,333	68,374	59,190	36,416	40,596	33,713
Total	**1,038,463**	**998,435**	**961,633**	**47,679**	**51,808**	**52,057**
Plus loan loss reserves in excess of minimum required level				15,237	14,833	14,749
Loan loss reserves from loan classification				**62,916**	**66,641**	**66,806**
Plus allowance for valuation from loan				4,083	4,047	4,667
Total loan loss reserves				**66,999**	**70,688**	**71,473**

* Excluding Interbank and money market items amounting to Baht 3.2 billion

** Excluding allowance for doubtful accounts on Interbank and money market items of Baht 31 million

in Million Baht

Item	December 2007	September 2007	December 2006	December 2007 in comparison to September 2007	December 2007 in comparison to December 2006
Non- performing loans (NPLs)*	81,671	88,772	89,120	(7,101)	(7,449)
Total loans used for NPLs ratio calculation*	1,038,631	1,022,651	964,543	15,980	74,088
NPLs as percentage of total loans	7.9	8.7	9.2	(0.8)	(1.3)
Loan loss reserve	66,999	70,688	71,473	(3,689)	(4,474)
Loan loss reserve coverage of NPLs	82.0	79.6	80.2	2.4	1.8

* Excluding interest receivable but including Interbank and money market items

In 2007, the bank restructured loans amounting to Baht 50.2 billion. Non-performing loans (NPLs) as at the end of 2007 declined by Baht 7.4 billion from the end of 2006 to Baht 81.7 billion. Compared to 2006 the ratio of NPLs to total loans at the end of 2007 declined from 9.2 percent to 7.9 percent.

In 2007, total expenses from provisions amounted to Baht 5.3 billion, and total loan loss reserves at the end of 2007 was Baht 67.0 billion. This is higher than the provisioning requirements of the Bank of Thailand (BOT) of Baht 51.8 billion by Baht 15.2 billion or by 29.4 percent. The loan loss reserve coverage of NPLs was 82.0 percent, compared to 80.2 percent at the end of December 2006.

Capital reserves and capital adequacy ratio as required by the BOT

in Million Baht

Item	December 2007	September 2007	December 2006	December 2007 in comparison to	
				September 2007	December 2006
Tier 1 capital	126,476	126,057	114,552	419	11,924
Tier 2 capital	27,086	27,038	27,586	48	(500)
Total capital	**153,562**	**153,095**	**142,138**	**467**	**11,424**

As of December 31, 2007, the bank had legal capital reserves of Baht 153.6 billion, and Tier 1 capital of Baht 126.5 billion. The bank's capital adequacy ratio, as defined by the Bank of Thailand, stood at approximately 14.6 percent, and the Tier 1 capital ratio was approximately 12.0 percent. With the inclusion of the net profit for second half of 2007, the capital adequacy and Tier 1 capital ratios would be approximately 15.5 percent and 12.9 percent, respectively.

Significant items in the statement of income for the year 2007 and the fourth quarter of 2007

in Million Baht

Item	2007	2006	Year-on-year difference	2007		Quarter-on-quarter difference
				Q4	Q3	
Interest and dividend income	79,719	76,925	2,794	19,720	19,753	(33)
Interest expenses	32,885	32,494	391	7,585	7,886	(301)
Net interest and dividend income	46,834	44,431	2,403	12,135	11,867	268
Non-interest income	21,795	23,888	(2,093)	4,825	5,421	(596)
Non-interest expenses	35,069	36,654	(1,585)	9,602	8,621	981
Profit before provisions and tax	33,560	31,665	1,895	7,358	8,667	(1,309)
Provisioning expenses	5,828	12,166	(6,338)	1,300	1,397	(97)
Loss on debt restructuring (reversal)	(487)	(2,271)	1,784	89	(187)	276
Profit before tax	28,219	21,770	6,449	5,969	7,457	(1,488)
Income tax	9,118	4,910	4,208	1,894	2,417	(523)
Net profit	**19,101**	**16,860**	**2,241**	**4,075**	**5,040**	**(965)**

Net profit

Profit before provisions and tax in 2007 amounted to Baht 33.6 billion, an increase of Baht 1.9 billion, or 6.0 percent, from that in the previous year with higher net interest income and lower non-interest expenses. While fee income and profit from foreign exchange increased, overall non-interest income declined, with gain on investments declining significantly.

Expenses for provisions returned to more normal levels and declined from Baht 9.9 billion in 2006 to Baht 5.3 billion in 2007. Corporate income tax expenses, however, increased by Baht 4.2 billion to Baht 9.1 billion, and net profit for the year 2007 amounted to Baht 19.1 billion, an increase of 13.3 percent or Baht 2.2 billion compared with that in 2006.

Net profit for the fourth quarter of 2007 amounted to Baht 4.1 billion, a decrease of 19.1 percent or Baht 1.0 billion compared with the third quarter of 2007. Profit before tax fell by Baht 1.5 billion to Baht 6.0 billion, and profit before provisions and tax fell by Baht 1.3 billion to Baht 7.4 billion.

Net interest and dividend income

in Million Baht

Item	2007	2006	Year-on-year difference	2007 Q4	2007 Q3	Quarter-on-quarter difference
Interest and dividend income	79,719	76,925	2,794	19,720	19,753	(33)
▫ Loans	58,367	55,544	2,823	14,720	14,458	262
▫ Interbank and money market items	8,350	7,959	391	1,994	2,002	(8)
▫ Investments	13,002	13,422	(420)	3,006	3,293	(287)
Interest expenses	32,885	32,494	391	7,585	7,886	(301)
▫ Deposits	29,022	27,833	1,189	6,410	6,906	(496)
▫ Interbank and money market items	1,833	1,540	293	726	613	113
▫ Short-term borrowings	595	1,240	(645)	94	18	76
▫ Long-term borrowings	1,435	1,881	(446)	355	349	6
Net interest and dividend income	**46,834**	**44,431**	**2,403**	**12,135**	**11,867**	**268**
Net interest margin	**3.15**	**3.14**	**0.01**	**3.18**	**3.13**	**0.05**

In 2007, interest income and interest expenses both increased with interest and dividend income rising by Baht 2.8 billion, or 3.6 percent from that in 2006, to Baht 79.7 billion. The increase is attributable largely to a Baht 2.8 billion rise in interest income from loans. Interest income from interbank and money market items rose by Baht 391 million, while interest and dividend income from investments fell by Baht 420 million. Interest expenses rose by Baht 391 million year-on-year with interest expenses on deposits increasing by Baht 1.2 billion while interest expenses on borrowings fell by Baht 1.1 billion.

When compared to the third quarter of 2007, interest and dividend income in the fourth quarter of 2007 fell by Baht 33 million, or 0.2 percent. Significant items included a decrease of Baht 287 million in interest and dividend income from investments and an increase in interest income from loans by Baht 262 million. Interest expenses fell by Baht 301 million, mostly from a decline in interest expenses on deposits which fell by Baht 496 million, while interest expenses on interbank and money market items rose by Baht 113 million, and interest expenses on borrowings rose by Baht 82 million.

Since interest income rose by more than the interest expenses, net interest income for 2007, therefore, rose by Baht 2.4 billion year-on-year to Baht 46.8 billion. Net interest margin for 2007 was 3.15 percent compared to 3.14 percent in 2006. When compared to the third quarter of 2007, the bank's net interest income for the fourth quarter of 2007 rose by Baht 268 million, while the net interest margin increased from 3.13 percent to 3.18 percent.

Non-interest income in Million Baht

Item	2007	2006	Year-on-year difference	2007 Q4	2007 Q3	Quarter-on-quarter difference
Fees and service income	15,628	14,662	966	4,097	4,090	7
Gain on investments	576	3,406	(2,830)	(998)	(98)	(900)
Gain on foreign exchange	3,961	3,576	385	1,149	1,077	72
Gain on disposal of assets	1,216	1,532	(316)	438	248	190
Other income	414	712	(298)	139	104	35
Total non-interest income	**21,795**	**23,888**	**(2,093)**	**4,825**	**5,421**	**(596)**

Non-interest income in 2007 totaled Baht 21.8 billion, a decrease of Baht 2.1 billion from 2006, with significant items as follows:

In 2007, the net gain on investments declined by Baht 2.8 billion to Baht 576 million from Baht 3.4 billion in 2006. This is because of the lower gain on sale of investments in equities in 2007 and an impairment charge on investments in debt and equity securities of Baht 1.6 billion which is higher than 2006.

Compared to 2006 gain on disposal of assets in 2007 fell by Baht 316 million to Baht 1.2 billion, while other income fell by Baht 298 million to Baht 414 million.

However, core non-interest income continued to increase, with fees and service income in 2007 rising by Baht 966 million, or 6.6 percent from the previous year, to Baht 15.6 billion, and gain on foreign exchange rose by Baht 385 million, or 10.8 percent, to Baht 4.0 billion.

When compared with the third quarter of 2007, the bank's fees and service income in the fourth quarter of 2007 rose marginally by Baht 7 million, or 0.2 percent; gain on foreign exchange increased by Baht 72 million, or 6.7 percent; and gain on disposal of assets increased by Baht 190 million. However, gain on investments declined by Baht 900 million. Total non-interest income thus declined by Baht 596 million to Baht 4.8 billion.

Non-interest expenses in Million Baht

Item	2007	2006	Year-on-year difference	2007 Q4	2007 Q3	Quarter-on-quarter difference
Personnel expenses	11,992	10,975	1,017	3,448	2,881	567
Premises and equipment expenses	6,317	6,077	240	1,725	1,601	124
Taxes and duties	2,996	2,937	59	638	729	(91)
Fees and service expenses	3,784	3,452	332	1,049	861	188
Contribution to the Financial Institutions Development Fund	4,716	4,501	215	1,204	1,204	-
Loss from transfer of assets to the TAMC	-	2,761	(2,761)	-	-	-
Other expenses	5,264	5,951	(687)	1,538	1,345	193
Total non-interest expenses	**35,069**	**36,654**	**(1,585)**	**9,602**	**8,621**	**981**

In 2007, the bank's non-interest expenses amounted to Baht 35.1 billion, a decrease of Baht 1.6 billion compared with 2006 because of an extraordinary expense in 2006 of Baht 2.8 billion related to the transfer of assets to the Thai Asset Management Corporation (TAMC). Excluding this

extraordinary item, non-interest expenses rose by Baht 1.2 billion, or 3.5 percent. Significant items included an increase of Baht 1.0 billion or 9.3 percent in personnel expenses to Baht 12.0 billion, an increase of Baht 332 million in fees and service expenses to Baht 3.8 billion, an increase of Baht 240 million in premises and equipment expenses of Baht 6.3 billion, an increase of Baht 59 million in tax and duties expenses to Baht 3.0 billion, and an increase of Baht 215 million in the bank's contribution to the Financial Institutions Development Fund to Baht 4.7 billion.

When compared to the third quarter of 2007, non-interest expenses in the fourth quarter of 2007 rose by Baht 1.0 billion, or 11.4 percent. In the fourth quarter of 2007, the bank recorded the mark-to-market valuation of derivatives as other expenses amounting to Baht 384 million. Personnel expenses rose by Baht 567 million. Premise and equipment expenses rose by Baht 124 million. Fees and service expenses rose by Baht 188 million, while tax and duties expenses declined by Baht 91 million.

Expenses from loan loss and doubtful accounts

In 2007, net provisioning expenses amounted to Baht 5.3 billion, a decrease of Baht 4.6 billion compared with that in 2006. In the fourth quarter of 2007, the bank's net provisioning expenses rose by Baht 179 million quarter-on-quarter to Baht 1.4 billion.

Corporate income tax

In 2007, the bank's corporate income taxes expenses amounted to Baht 9.1 billion, an increase of Baht 4.2 billion year-on-year. In the fourth quarter of 2007, the corporate income tax expenses was Baht 1.9 billion, a decline of Baht 523 million from the previous quarter.

END